UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file no.: 333-93785
Donegal Mutual Insurance Company 401(k) Plan
1195 River Road
Marietta, Pennsylvania 17547

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

DONEGAL MUTUAL INSURANCE
COMPANY 401(k) PLAN
FINANCIAL STATEMENTS WITH
SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2007 AND 2006
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H — Financial Information (Form 5500)

Part IV Line 4i — Schedule of Assets (Held at End of Year)	11

Exhibit 23.1	14

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Donegal Mutual Insurance Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.
/s/ Beard Miller Company LLP
Beard Miller Company LLP
Lancaster, Pennsylvania
June 18, 2008

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
Assets

Investments, at fair value
Interest-bearing cash	$3,907,577	$3,146,865
Common/collective trusts	3,424,113	3,302,964
Registered investment companies	26,905,464	24,260,670
Employer securities	4,782,328	4,386,462

	39,019,482	35,096,961

Cash (non-interest bearing)	—	4,150

Net assets available for benefits	$39,019,482	$35,101,111

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Additions
Investment income
Interest	$169,767	$139,032
Dividends	2,348,667	1,574,034
Net realized/unrealized appreciation (depreciation) in fair value of investments	(717,199)	2,268,198

	1,801,235	3,981,264

Contributions
Employer	1,076,010	978,847
Participants	1,863,381	1,752,336
Rollover	215,687	42

	3,155,078	2,731,225

Total additions	4,956,313	6,712,489

Deductions
Benefits paid to participants	1,037,942	2,009,058

Net increase	3,918,371	4,703,431

Net assets available for benefits —
Beginning of year	35,101,111	30,397,680

End of year	$39,019,482	$35,101,111

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of the Company are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code (IRC). Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. The Plan has additional limitations on pretax contributions for highly compensated participants. For the Plan years 2007 and 2006, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $100,000. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%. Participants may also contribute qualified rollovers.

During 2007, the board approved a resolution to amend the plan document such that, effective January 1, 2008, newly hired employees will be automatically enrolled into the Plan at 3% of eligible compensation. Also, eligible employees who were not participating in the Plan will be automatically enrolled in the Plan at 3% of their compensation as of January 1, 2008. Employees have the option to opt out of participation if they do so within 31 days of their eligibility date. Employee deferrals will automatically be increased by 1% at the beginning of each successive year until the deferred percentage reaches 6%.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the following in accordance with Plan provisions: (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN (Cont’d)

defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary deferral, rollover contributions and earnings thereon, as well as all amounts that transferred into the Plan during the 2000 year from the discontinued Money Purchase Pension Plan and Profit Sharing Plan. Vesting of employer matching contributions and earnings thereon is based on years of service. A participant is 100% vested after 3 years of credited service.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. Upon termination of service for other reasons, participants will receive a lump-sum distribution if the total of their vested balance does not exceed $1,000. If the vested balance exceeds $1,000, but is less than $5,000, the participant may elect to receive a lump-sum distribution, however, if no election is made, the Plan Committee will pay the distribution in a direct rollover to an individual retirement account designated by the Committee. If the vested balance exceeds $5,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, participants are entitled to receive the entire balance in their employee account and employer account (if vested) as a lump-sum distribution, as soon as administratively possible. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the Internal Revenue Code.

Forfeitures

Forfeitures arising from distributions to participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the plan year or to reduce employer contributions per guidelines established by the Plan. Forfeitures used to reduce employer contributions totaled $26,777 in 2007 and $50,412 in 2006. As of December 31, 2007 and 2006, there was $42,056 and $26,777 of unallocated forfeitures, respectively.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

Common/collective trusts are valued at the net value of participation units. All other investments are valued at quoted market prices as determined by the Plan trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	IMPACT OF NEW ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. For certain nonfinancial assets and liabilities, the statement is effective for financial statements issued for fiscal years beginning after November 15, 2008. We do not expect the adoption of this statement to have a significant effect on the Plan’s financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
3.	IMPACT OF NEW ACCOUNTING STANDARDS (Cont’d)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value at specified election dates. Upon adoption, an entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Most of the provisions apply only to entities that elect the fair value option. However, the amendment of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We do not expect the adoption of this statement to have a significant effect on the Plan’s financial statements.

4.	INVESTMENTS

Putnam Investments is both the trustee and custodian that held the funds for the Plan during the 2007 and 2006 years and maintains an individual account for each participant. Contributions made on a participant’s behalf under the Plan are directly allocated to that participant’s account.

Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
4.	INVESTMENTS (Cont’d)

The following table presents the fair values of investments as of December 31:

	2007	2006
At fair value as determined by quoted market prices:
Interest-bearing cash	$3,907,577	$3,146,865
Registered investment companies	26,905,464	24,260,670
Employer securities	4,782,328	4,386,462
At estimated fair value:
Common/collective trusts	3,424,113	3,302,964

	$39,019,482	$35,096,961

The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2007	2006
Interest-bearing cash — Putnam
Money Market Fund	$3,907,577	$3,146,865
Common/collective trust
Putnam S&P 500 Index Fund	2,774,979	2,625,746
Registered investment companies
PIMCO Total Return Fund	2,532,831	1,797,829
The Janus Fund	2,085,107	1,834,770
Putnam Asset Allocation — Growth Portfolio	1,960,420	1,596,825	*
Putnam Asset Allocation — Balanced Portfolio	2,516,587	2,337,150
Putnam International Equity Fund	3,782,376	3,370,045
Putnam Equity Income Fund	3,294,105	3,217,390
Employer securities
Donegal Group Inc. Class A common stock	3,782,179	3,431,150

*	Not greater than 5% but shown for comparative purposes

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
4.	INVESTMENTS (Cont’d)

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by ($717,199) and $2,268,198, respectively as follows:

	2007	2006
At fair value as determined by quoted market prices:
Registered investment companies	$(569,798)	$1,427,352
Employer securities	(327,389)	453,336
At estimated fair value:
Common/collective trusts	179,988	387,510

	$(717,199)	$2,268,198

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED PARTY AND PARTY-IN-INTEREST

The Plan held 220,278 shares of Class A and 54,803 shares of Class B Donegal Group Inc. common stock with fair values of $3,782,179 and $1,000,149, respectively, as of December 31, 2007. The Plan held 175,148 shares of Class A and 54,871 shares of Class B Donegal Group Inc. common stock with fair values of $3,431,150 and $955,312, respectively, as of December 31, 2006. The net realized/unrealized appreciation (depreciation) in fair value of Donegal Group Inc. common stock (including Class A and Class B) during 2007 and 2006 was ($327,389) and $453,336, respectively. Dividends received from Donegal Group Inc. in 2007 and 2006 were $88,798 and $70,355, respectively. As of December 31, 2007 and 2006, the Class A shares of Donegal Group Inc. common stock represent more than 5% of net assets available for benefits.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
6.	RELATED PARTY AND PARTY-IN-INTEREST (Cont’d)

In addition, certain 2007 and 2006 Plan year investments are interest-bearing cash, common/collective trusts, and registered investment companies managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

All other transactions relate to normal plan management and the related payment of fees.

7.	ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan. All of the trustee fees and audit fees were paid directly by the Company in 2007 and 2006.

8.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	SUBSEQUENT EVENT

On April 25, 2008, the Company’s board of directors and The Peninsula Insurance Company’s board of directors approved the merger of The Peninsula Insurance Company 401(k) plan into the Plan effective July 1, 2008.

SUPPLEMENTAL SCHEDULE

Schedule H — Financial Information (Form 5500)
Part IV — Line 4i — Schedule of Assets (Held at End of Year)
Name of Plan Sponsor: Donegal Mutual Insurance Company
Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
Employer Identification Number: 23-1336198
Three-digit Plan Number: 003
December 31, 2007

	(b)	(c)		(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value

*	Putnam Money Market Fund	3,907,577	Shares of Money Market Fund	**	$3,907,577

	Total interest-bearing cash				3,907,577

*	Putnam Bond Index Fund	40,724	Common/Collective Trust Units	**	649,134
*	Putnam S&P 500 Index Fund	70,917	Common/Collective Trust Units	**	2,774,979

	Total common/collective trusts				3,424,113

*	Putnam Capital Opportunites Fund	101,079	Mutual Fund Shares	**	972,381
	MSIF Small Company Growth Fund	105,510	Mutual Fund Shares	**	1,307,267
	PIMCO Total Return Fund	236,935	Mutual Fund Shares	**	2,532,831
	The Janus Fund	64,634	Mutual Fund Shares	**	2,085,107
*	The George Putnam Fund of Boston	85,946	Mutual Fund Shares	**	1,380,290
	Davis New York Venture Fund	40,225	Mutual Fund Shares	**	1,609,389
	American Funds Growth Fund of America	25,136	Mutual Fund Shares	**	842,563
*	Putnam Asset Allocation — Growth Portfolio	136,425	Mutual Fund Shares	**	1,960,420
*	Putnam Asset Allocation — Balanced Portfolio	203,443	Mutual Fund Shares	**	2,516,587
*	Putnam Asset Allocation — Conservative Portfolio	64,601	Mutual Fund Shares	**	627,278
*	Putnam International Equity Fund	137,441	Mutual Fund Shares	**	3,782,376
*	Putnam Equity Income Fund	203,089	Mutual Fund Shares	**	3,294,105
*	Putnam Mid Cap Value Fund	72,008	Mutual Fund Shares	**	910,179
*	Putnam Diversified Income Trust	1,816	Mutual Fund Shares	**	17,830
	Alger Midcap Growth Institutional Portfolio	67,054	Mutual Fund Shares	**	1,280,737
	Neuberger & Berman Genesis Trust	36,244	Mutual Fund Shares	**	1,786,124

	Total registered investment companies (mutual funds)				26,905,464

*	Donegal Group Inc.	220,278	Shares of Class A Common Stock	**	3,782,179
*	Donegal Group Inc.	54,803	Shares of Class B Common Stock	**	1,000,149

	Total employer securities				4,782,328

	Total investments				$39,019,482

*	Party-in-interest

**	Historical cost information is not required to be disclosed for participant-directed investments.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in Marietta, Pennsylvania on June 18, 2008.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN
By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, Trustee

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Beard Miller Company LLP (filed herewith)